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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 4)


         RTI INTERNATIONAL METALS, INC. (FORMERLY RMI TITANIUM COMPANY)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $0.1 PER SHARE)
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74973 W 107
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 1999
  -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


        [ ] Rule 13d-1(b)

        [ ] Rule 13d-(c)

        [X] Rule 13d-1(d)




                               Page 1 of 4 pages

 CUSIP NO. 74973 W 107                             13G                                 PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |           USX CORPORATION                                                                         |
|     |                                                                                                   |
|     |           IRS Employer Identification No. 25-0996816                                              |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 |
|     |                                                                                                   |
|     |           (a) [   ]                                                                               |
|     |           (b) [ X ]                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |           Delaware                                                                                |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     0 shares    -       0%                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     Not applicable.                                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     0 shares    -       0%                                      |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |     Not applicable.                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |           0                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                 |
|     |                                                                                                   |
|     |           Not applicable.                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |           0%                                                                                      |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |           CO                                                                                      |
-----------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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ITEM 1. (a)  NAME OF ISSUER:

             The name of the Issuer is RTI International Metals, Inc.
             ("Issuer").

ITEM 1. (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The address of the Issuer's principal executive offices is 1000 Warren Avenue, Niles, Ohio 44446.

ITEM 2. (a)  NAME OF PERSON FILING:

             The name of the person filing is USX Corporation ("USX").


ITEM 2. (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             USX's principal business office is located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776.

ITEM 2. (c)  CITIZENSHIP:

             USX is a Delaware corporation.

ITEM 2. (d)  TITLE OF CLASS OF SECURITIES:

             The title of the class of securities of the Issuer held by USX is "Common Stock."

ITEM 2. (e)  CUSIP NUMBER:

             The CUSIP Number of the subject securities is 74973 W 107.


ITEM 3.

             Not applicable.



ITEM 4.      OWNERSHIP


             On March 31, 1999, USX Corporation terminated its interest in Issuer by irrevocably depositing its interest of 5,483,600 shares of Common Stock with the Chase Manhattan Trust Company, N.A., ("Chase"). Chase is the Trustee under an Indenture dated March 15, 1993 between USX as Issuer and Chase, as Successor Trustee to PNC Bank, N.A., as supplemented by the First Supplemental Indenture dated as of December 3, 1996 (the "Supplemental Indenture") relating to 5,483,600 6-3/4% Exchangeable Notes due February 1, 2000 (the "Notes"). All such Notes continue to be outstanding.

             At maturity, the principal amount of each Note is mandatorily exchangeable by USX into a number of shares of Common Stock of RTI or, at the option of USX, the cash equivalent, at the Exchange Rate. If the Maturity Price (generally, the average closing price of RTI Common Stock for the 20 Trading Days immediately prior to Maturity) of RTI shares is $21.375 or less, the Exchange Rate is one share. If the Maturity Price is $25.23 or more, the Exchange Rate is 0.8472 share for each Note. Between those two prices, the number of shares is decreased in inverse proportion to the increase in the price. Thus, the maximum number of RTI shares deliverable upon maturity is 5,483,600 and the minimum is 4,645,706.

             To the extent that the number of shares or the amount of cash deposited is more than the number or amount required at maturity, the excess will be returned to USX. The closing price of RTI Common Stock on the New York Stock Exchange on March 31, 1999 was $10. The deposit of the RTI shares is in accordance with the terms of the Indenture and Chase has issued a Certificate of Satisfaction and Discharge with respect to the Notes.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 1, 1999
                                             ---------------------------------
                                                          Date

                                             /s/ Edward F. Guna
                                             ---------------------------------
                                             Edward F. Guna
                                             Vice President & Treasurer










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